INOZYME PHARMA, INC.

321 Summer Street, Suite 400

Boston, MA 02210

August 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inozyme Pharma, Inc.

Registration Statement on Form S-3

File No. 333-258702

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Inozyme Pharma, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-258702), so that it may become effective at 4:30 p.m. Eastern time on August 23, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

INOZYME PHARMA, INC.

By:	/s/ Axel Bolte
Name:	Axel Bolte
Title:	President and Chief Executive Officer

cc:	Brian A. Johnson

Wilmer Cutler Pickering Hale and Dorr LLP